SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: January 20, 2011

List of materials

Documents attached hereto:

i) Press release announcing Sony Ericsson reports fourth quarter and full year 2010 results

PRESS RELEASE	January 20, 2011

Sony Ericsson reports fourth quarter and full year 2010 results

Highlights:
•	Four consecutive quarters of profitability during 2010
•	Improvement of Euro 1.1 billion of income before taxes, excluding restructuring charges, for the full year
•	Over 9 million Android-based Xperia™ phones shipped since launch

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the fourth quarter and full year ended December 31, 2010 is as follows:

	Q4 2009	Q3 2010	Q4 2010	FY 2009	FY 2010
Number of units shipped (million)	14.6	10.4	11.2	57.1	43.1
Sales (Euro m.)	1,750	1,603	1,528	6,788	6,294
Gross margin (%)	23%	30%	30%	15%	29%
Operating income (Euro m.)	-181	63	39	-1,018	159
Operating margin (%)	-10%	4%	3%	-15%	3%
Restructuring charges (Euro m.)	-150	-4	-3	-164	-42
Operating income excl. restructuring charges (Euro m.)	-32	67	43	-854	202
Operating margin excl. restructuring charges (%)	-2%	4%	3%	-13%	3%
Income before taxes (IBT) (Euro m.)	-190	62	35	-1,043	147
IBT excl. restructuring charges (Euro m.)	-40	66	39	-878	189
Net income (Euro m.)	-167	49	8	-836	90

Average selling price (Euro)	120	154	136	119	146

Bert Nordberg, President & CEO of Sony Ericsson commented, “2010 was a turnaround year for Sony Ericsson. Our four consecutive quarters of profit reflect the success of our shift towards an Android-based smartphone portfolio. We will celebrate the 10th anniversary of the creation of Sony Ericsson in 2011, and as shown by the recently announced Xperia™ arc, we will continue to focus on delivering the most entertaining smartphones worldwide.”

Income before taxes, excluding restructuring charges, was Euro 189 million for the full year 2010, compared with a loss of Euro 878 million in 2009. The improvement of approximately Euro 1.1 billion was driven by the success of a streamlined product portfolio focused on higher-end smartphones and an improved cost structure. Sales for the full year 2010 were Euro 6,294 million, a decrease of 7% from 2009, while gross margin improved from 15% in 2009 to 29%, in 2010.

During 2010 Sony Ericsson completed its company-wide transformation programme, improving its cost of sales ratio, reducing its global workforce by approximately 4,000 people in total, consolidating its facilities worldwide and decreasing annual operating expenses by more than Euro 880 million. The total restructuring charges for the transformation programme were Euro 381 million.

Units shipped during the fourth quarter were 11.2 million, a year-on-year decrease of 23%, consistent with the streamlining of the portfolio to focus on higher-end smartphones. The sequential increase of 8%, related to seasonal factors, was somewhat constrained by a lack of new product launches during the quarter. Average selling price (ASP) for the quarter was Euro 136, a 13% increase year-on-year. ASP decreased 12% sequentially, mainly due to price erosion, foreign exchange and product mix. Sales for the quarter were Euro 1,528 million, a decrease of 13% year-on-year and a decrease of 5% sequentially.

The gross margin for the fourth quarter was 30%, an increase of 7 percentage points year-on-year and essentially flat sequentially, including the benefit of some one-time items, relating to certain royalty matters and warranty estimates.

Income before taxes for the fourth quarter, excluding restructuring charges, was a profit of Euro 39 million, an increase of Euro 79 million year-on-year and a decrease of Euro 27 million sequentially, mainly due to lower sales.

Sony Ericsson’s net cash position as of December 31, 2010 was Euro 375 million. The negative cash flow from operating activities for the quarter was Euro 128 million, mainly due to increases in inventory due to seasonal factors as well as payments related to the transformation programme.

During the quarter term loan facilities of Euro 150 million matured and were repaid in full.

Sony Ericsson estimates that the global handset market for the full year 2010 increased slightly in volume to almost 1.2 billion units. The company estimates that the global handset market for the fourth quarter was essentially flat year-on-year and its market share for the fourth quarter was approximately 3% in units and approximately 5% in value. Sony Ericsson estimates that its market share for the full year 2010 was approximately 4% in units and approximately 6% in value.

Sony Ericsson forecasts modest growth in units in the global handset market for 2011.

The liquid identity is a registered trademark of Sony Ericsson Mobile Communications AB. Xperia™ is a trademark of Sony Ericsson Mobile Communications AB. Sony is a registered trademark of Sony Corporation. Ericsson is a registered trademark of Telefonaktiebolaget LM Ericsson. Any rights not expressly granted herein are reserved and subject to change without prior notice.

EDITOR’S NOTES:

Financial statements:
Consolidated income statement
Consolidated income statement – isolated quarters
Consolidated balance sheet
Consolidated statement of cash flows
Consolidated statement of cash flows – isolated quarters
Net sales by market area by quarter

Sony Ericsson is a 50:50 joint venture by Sony and Ericsson established in October 2001, with global corporate functions located in London and operations in all major markets.  Sony Ericsson’s vision is to become the industry leader in Communication Entertainment; where new styles of communicating through the internet and social media, become entertainment. Sony Ericsson offers exciting consumer experiences through phones, accessories, content and applications.  For more information please visit, www.sonyericsson.com.

- ENDS –

CONTACTS:

Ericsson investor relations
Susanne Andersson (Stockholm) +46 10 719 4631

Sony investor relations
Yoshinori Hashitani (Tokyo) +81 3 6748 2111
Yas Hasegawa (London) +44 20 7426 8696

Press / Media
Sony Ericsson global communications and PR
Aldo Liguori (London) +44 20 8762 5860
Gustaf Brusewitz (London) +44 7960 58 19 68

This press release contains forward-looking statements that involve inherent risks and uncertainties.  Sony Ericsson has identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.

Sony Ericsson
CONSOLIDATED INCOME STATEMENT
	Oct-Dec			Jan-Dec
EUR million	2009	2010	Change	2009	2010	Change

Net sales	1,750	1,528	-13%	6,788	6,294	-7%
Cost of sales	-1,341	-1,069	-20%	-5,782	-4,440	-23%
Gross profit	409	459	12%	1,006	1,853	84%
Gross margin %	23%	30%	7%	15%	29%	14%

Research and development expenses	-299	-214	-28%	-1,108	-840	-24%
Selling and administrative expenses	-299	-212	-29%	-964	-893	-7%
Operating expenses	-599	-427	-29%	-2,072	-1,732	-16%

Other operating income, net	8	7	-13%	48	38	-21%
Operating income	-181	39		-1,018	159
Operating margin %	-10%	3%		-15%	3%

Financial income	4	2	-50%	21	18	-14%
Financial expenses	-12	-6	-50%	-46	-30	-35%
Income before taxes	-190	35		-1,043	147

Taxes	36	-27		236	-48
Minority interest	-12	0		-29	-9	-69%
Net income	-167	8		-836	90

Number of units shipped (million)	14.6	11.2	-23%	57.1	43.1	-25%
ASP (EUR)	120	136	13%	119	146	23%

EUR million	Oct-Dec			Jan-Dec
Restructuring charges	2009	2010		2009	2010
Cost of sales	-41	2		-39	-32
Research and development expenses	-72	0		-84	7
Sales and administrative expenses	-37	-5		-41	-17
Total	-150	-3		-164	-42

Sony Ericsson
CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2009				2010
EUR million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Net sales	1,736	1,684	1,619	1,750	1,405	1,757	1,603	1,528
Cost of sales	-1,591	-1,483	-1,367	-1,341	-975	-1,266	-1,130	-1,069
Gross profit	145	200	252	409	429	492	473	459
Gross margin %	8%	12%	16%	23%	31%	28%	30%	30%

Research and development expenses	-303	-245	-260	-299	-216	-218	-191	-214
Selling and administrative expenses	-225	-235	-205	-299	-207	-245	-228	-212
Operating expenses	-528	-480	-465	-599	-423	-463	-420	-427

Other operating income, net	13	6	21	8	14	7	10	7
Operating income	-369	-274	-193	-181	20	36	63	39
Operating margin %	-21%	-16%	-12%	-10%	1%	2%	4%	3%

Financial income	9	6	3	4	7	2	7	2
Financial expenses	-10	-15	-9	-12	-9	-7	-8	-6
Income before taxes	-370	-283	-199	-190	18	31	62	35

Taxes	84	74	42	36	6	-16	-12	-27
Minority interest	-6	-4	-6	-12	-3	-4	-2	0
Net income	-293	-213	-164	-167	21	12	49	8

Number of units shipped (million)	14.5	13.8	14.1	14.6	10.5	11.0	10.4	11.2
ASP (EUR)	120	122	114	120	134	160	154	136

EUR million	2009				2010
Restructuring charges	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Cost of sales	-7	9	0	-41	2	-33	-3	2
Research and development expenses	-2	-9	-1	-72	-2	-1	10	0
Sales and administrative expenses	-3	-1	-1	-37	-3	2	-11	-5
Total	-12	-1	-2	-150	-3	-32	-4	-3

Sony Ericsson
CONSOLIDATED BALANCE SHEET

	Dec 31	Jun 30	Sep 30	Dec 31
EUR million	2009	2010	2010	2010

ASSETS

Total fixed and financial assets	779	836	813	803

Current assets
Inventories	358	467	457	460
Accounts receivable	832	1,063	986	836
Other assets	415	412	328	295
Other short-term cash investments	489	477	440	276
Cash and bank	389	562	482	329
Total current assets	2,483	2,981	2,692	2,196

Total assets	3,262	3,817	3,505	2,999

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity	381	510	480	532
Minority interest	47	66	62	42
Total equity	428	575	541	574

Borrowing, Non Current	0	101	100	100
Other long-term liabilities	32	40	30	32
Total long-term liabilities	32	141	130	132

Accounts payable	852	973	922	769
Borrowing, Current	258	329	284	130
Other current liabilities	1,692	1,798	1,628	1,394
Total current liabilities	2,802	3,101	2,834	2,293

Total shareholders' equity and liabilities	3,262	3,817	3,505	2,999

Net cash*	620	609	538	375

* Net cash is defined as cash and bank plus short-term cash investments less interest-bearing liabilities.

Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS

	Oct-Dec		Jan-Dec
EUR million	2009	2010	2009	2010

OPERATING
Net income	-167	8	-836	90
Adjustments to reconcile net income to cash	48	-50	135	-156
	-119	-42	-701	-65

Changes in operating net assets	-97	-86	333	-183
Cash flow from operating activities	-216	-128	-368	-248

INVESTING
Investing activities	-10	-18	-84	-4
Cash flow from investing activities	-10	-18	-84	-4

FINANCING
Financing activities	100	- 178	205	- 60
Cash flow from financing activities	100	-178	205	-60

Net change in cash	-126	-324	-247	-312
Cash, beginning of period	996	921	1,125	878
Translation difference in Cash	8	7	-1	38
Cash, end of period	878	605	878	605

Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	2009				2010
EUR million	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

OPERATING
Net income	-293	-213	-164	-167	21	12	49	8
Adjustments to reconcile net income to cash	29	37	20	48	-44	4	-66	-50
	-263	-176	-143	-119	-23	16	-17	-42

Changes in operating net assets	321	60	49	-97	-72	13	-38	-86
Cash flow from operating activities	58	-115	-94	-216	-94	29	-54	-128

INVESTING
Investing activities	-19	-13	-42	-10	27	-15	2	-18
Cash flow from investing activities	-19	-13	-42	-10	27	-15	2	-18

FINANCING
Financing activities	- 53	0	159	100	150	0	- 32	- 178
Cash flow from financing activities	-53	0	159	100	150	0	-32	-178

Net change in cash	-14	-128	22	-126	83	15	-85	-324
Cash, beginning of period	1,125	1,116	965	996	878	980	1,039	921
Translation difference in Cash	5	-23	9	8	19	45	-33	7
Cash, end of period	1,116	965	996	878	980	1,039	921	605

Sony Ericsson
NET SALES BY MARKET AREA BY QUARTER

EUR million
	2009				2010
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Europe, Middle East & Africa *	977	927	875	966	711	876	837	795
Americas	200	195	232	222	201	223	222	205
Asia	559	562	512	562	493	659	544	528
Total	1,736	1,684	1,619	1,750	1,405	1,757	1,603	1,528
* of which Western Europe	721	678	636	678	525	668	632	569

	2009				2010
Sequential change (%)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Europe, Middle East & Africa *	-40%	-5%	-6%	10%	-26%	23%	-4%	-5%
Americas	-69%	-3%	19%	-4%	-9%	11%	0%	-8%
Asia	-12%	1%	-9%	10%	-12%	34%	-17%	-3%
Total	-40%	-3%	-4%	8%	-20%	25%	-9%	-5%
* of which Western Europe	-35%	-6%	-6%	7%	-23%	27%	-5%	-10%

	2009				2010
Year over year change (%)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Europe, Middle East & Africa *	-35%	-33%	-39%	-41%	-27%	-6%	-4%	-18%
Americas	-59%	-74%	-67%	-65%	1%	14%	-4%	-8%
Asia	-23%	-19%	-24%	-12%	-12%	17%	6%	-6%
Total	-36%	-40%	-42%	-40%	-19%	4%	-1%	-13%
* of which Western Europe	-26%	-25%	-33%	-39%	-27%	-1%	-1%	-16%

	2009				2010
Year to date	0903	0906	0909	0912	1003	1006	1009	1012
Europe, Middle East & Africa *	977	1,903	2,778	3,744	711	1,587	2,424	3,219
Americas	200	395	627	850	201	424	646	851
Asia	559	1,121	1,633	2,194	493	1,152	1,695	2,224
Total	1,736	3,419	5,038	6,788	1,405	3,162	4,765	6,294
* of which Western Europe	721	1,400	2,036	2,714	525	1,193	1,825	2,393

	2009				2010
YTD year over year change (%)	0903	0906	0909	0912	1003	1006	1009	1012
Europe, Middle East & Africa *	-35%	-34%	-35%	-37%	-27%	-17%	-13%	-14%
Americas	-59%	-68%	-68%	-67%	1%	7%	3%	0%
Asia	-23%	-21%	-22%	-20%	-12%	3%	4%	1%
Total	-36%	-38%	-40%	-40%	-19%	-8%	-5%	-7%
* of which Western Europe	-26%	-25%	-28%	-31%	-27%	-15%	-10%	-12%